Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information in Exhibit 99.D about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2023 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2023 (the “2023 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2023 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2023 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2023 Form 18-K.

THE JAMAICAN ECONOMY

Overview

Real GDP grew by 4.7% in FY 2022/23, as compared to an 8.2% growth in FY 2021/22, a decline of 11.1% in FY 2020/21, growth of 0.1% in FY 2019/20 and growth of 1.9% in FY 2018/19.

At June 30, 2023, Jamaica’s domestic debt was J$817.175 billion. At June 30, 2023, Jamaica’s external debt was U.S.$8,594.3 million, of which 96.2% was denominated in U.S. dollars, 0.1% was denominated in Euro, 0.0% was denominated in Yen, and 0.6% was denominated in Chinese Yuan.

The following table shows certain debt indicators as at and for the five years ended December 31, 2022:

DEBT RATIO	2018	2019	2020	2021	2022
Total Debt1/Nominal GDP	96.1%	93.3%	109.4%	100.3%	83.3%
Domestic Debt/Nominal GDP	37.1%	35.1%	39.6%	37.3%	32.2%
External Debt/Nominal GDP	63.7%	58.3%	69.7%	61.5%	54.5%
Interest on External Debt/Exports of Goods and Services	7.1%	7.0%	8.9%	6.6%	6.4%

1

Total Debt as defined under the EFF includes debt of the Bank of Jamaica, the Central Government, debt of the PetroCaribe Development Fund (“PDF”) (net of any amounts owed by the Central Government to the PDF), domestic guaranteed and external guaranteed debt.

2	Public Debt, as historically defined, includes debt of the Bank of Jamaica, the Central Government and external guaranteed debt.

In keeping with international best practices, the Government of Jamaica adopted a revised definition of public debt on April 1, 2017. Under the old definition, public debt was defined as the sum of Central Government debt plus that of the central bank, the BOJ and external guarantees. The new definition defines public debt as the consolidated debt of Specified Public Sector (i.e., the public sector not including any public body as certified by the auditor general of Jamaica), except that of the BOJ, net of any cross holdings. The new definition broadens the coverage of debt reporting to include all debt held by the Specified Public Sector including all guaranteed and non-guaranteed debt.

Employment and Labor

In April 2023, the number of persons employed increased by 43,300 to 1,312,600 from April 2022. The unemployment rate for April 2023 was 4.5%, 1.5% lower than in April 2022. The inflation rate for the point-to-point period of June 2022 to June 2023 was 6.3%. As at June 30, 2023, inflation was 1.0% and the official exchange rate as at June 30, 2023 was J$155.15 per U.S.$1.00, representing a depreciation of 2.04% for the first six-month period of 2023. As of July 31, 2023, the three-month Treasury Bill Rate was 7.791% and the six-month Treasury Bill Rate was 7.795%. The inflation rate for the interim period from January 2023 to July 2023 was 2.8%.

Effective June 1, 2023, the Government of Jamaica instituted a national minimum wage increase. The national minimum wage was raised from J$9,000 to J$13,000 per 40 hour work week, representing a 44% increase.

On September 13, 2023, S&P Global Ratings upgraded Jamaica’s sovereign credit rating to “BB-“ from “B+” and affirmed Jamaica’s outlook as “stable.” On October 19, 2023, Moody’s upgraded the “B2” credit rating of Jamaica to “B1” and revised Jamaica’s outlook from “stable” to “positive.”

Bank of Jamaica

The following table shows the Bank of Jamaica’s leading policy rates which is the interest rate paid on overnight balances held by deposit-taking institutions at Bank of Jamaica, for the periods indicated.

Average Policy Rate

Period	Rate (%)
March 2023	7.00
April 2023	7.00
May 2023	7.00
June 2023	7.00
July 2023	7.00
August 2023	7.00
September 2023	7.00

Agriculture, Forestry and Fishing

During April to June 2023, real value added for the agriculture, forestry and fishing industry decreased by 8.1% in comparison to April to June 2022. This primarily reflected the adverse impact of drought conditions, which resulted in a reduction in crop yield for most crop groups in the quarter April to June 2023. In response to the drought conditions, the Ministry of Agriculture, Fisheries and Mining allocated a total of J$306 million through the Drought Adaptation (Mitigation) Program between March and July 2023 towards drought mitigation efforts for farmers. The Ministry of Agriculture, Fisheries and Mining also implemented a J$63 million flood response program which included providing farmers with planting materials, graded small ruminants and other supplies.

FY 2023/24 Original Budget

On September 26, 2023, the Government of Jamaica increased the national budget for FY2023/24 by J$58.2 million, from an initial budget of J$1.021 trillion to J$1.094 trillion. The supplementary estimates include a J$1.7 billion budget for local government elections scheduled for February 2024.

Highway 2000

On September 14, 2023, Phase 1C (the 23-kilometer four-lane highway from May Pen to Williamsfield) was opened, significantly reducing travel time and costs from Kingston to points in Clarendon and Mandeville, as well as other western points. The highway also gives motorists travelling in the southern section of Jamaica an option to bypass Porus, which is often congested.

Risk Factors

Risk Factors Relating to Jamaica

Any investment in securities of a sovereign in an emerging market, such as the notes, involves significant risks.

Jamaica is an emerging market economy, and investing in securities of emerging markets issuers generally involves a higher degree of risk. Social and macroeconomic factors may also affect economic and fiscal results. Investing in securities of issuers in emerging markets, such as Jamaica, generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries. Factors that adversely affect emerging market countries, such as Jamaica, include, among others, the following:

•	fiscal deficits;

•	dependence on external financing;

•	high interest rates;

•	devaluation or depreciation of the currency;

•	lack of adequate infrastructure necessary to accelerate economic growth;

•	high inflation; and

•	adverse changes in governmental economic, tax or other policies.

Any of these factors may have an adverse effect on the condition of Jamaica, while volatility in the markets for securities similar to the notes may adversely affect the liquidity of, and trading market for, the notes.

Developments in Jamaica’s trading partners may materially and adversely affect Jamaica and its ability to service the notes.

If interest rates increase significantly in developed economies, including the United States, Jamaica’s trading partners could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth on the part of Jamaica’s trading partners could have a material adverse effect on the markets for Jamaican exports and tourism and, in turn, adversely affect the Jamaican economy. An increase in interest rates in developed economies would also increase Jamaica’s debt service requirements with respect to its debt obligations that accrue interest on a floating rate basis, which could adversely affect the ability of Jamaica to service its public debt generally, including the notes.

Depreciation or appreciation of the JA dollars could have a material adverse effect on the Jamaican economy and Jamaica’s ability to service the notes.

We cannot assure you that the JA dollar will not depreciate or appreciate significantly in the future. Either a significant appreciation or a significant depreciation could have a material adverse effect on the Jamaican economy and the general ability of Jamaica to service its public debt, including the notes. See also “—Risks Related to the Notes and the Offering—A depreciation in the value of the JA dollar could adversely affect the value in U.S. dollars of the payments of principal of and interest on the notes and may reduce the market value and liquidity of the notes.”

Jamaica has experienced economic problems and may continue experiencing economic problems, which may affect Jamaica’s ability to service its debt, including the notes.

Jamaica has experienced volatility in its macroeconomic drivers and has experienced economic crises in recent decades. The Jamaican economy expanded in terms of Real GDP by 5.2% in 2022 compared to 2021, expanded by 4.6% in 2021 compared to 2020 and declined by 9.9% in 2020 compared to 2019. Jamaica cannot offer any assurance that the Jamaican economy will grow in the future. Economic growth depends on a variety of factors, including, among others, the sustainability of tourism, the stability and competitiveness of the JA dollar against foreign currencies, confidence among Jamaican consumers and foreign and domestic investors and their rates of investment in Jamaica, the willingness and ability of businesses to engage in new capital spending and the rate of inflation. Some of these factors are outside of Jamaica’s control. If Jamaica experiences economic problems, Jamaica may have difficulty in servicing the notes.

Jamaica faces long-term economic challenges, including:

•	a substantial merchandise trade deficit;

•	social problems relating to high unemployment, poverty and crime;

•	high debt levels; and

•	high energy costs.

The Jamaican economy remains vulnerable to external shocks, including natural disasters such as hurricanes, which could have a material adverse effect on economic growth and Jamaica’s ability to make payments on its debt, including the notes.

Jamaica’s economy is vulnerable to external shocks. A reduction in tourism, as a result of economic decline in other countries or natural disasters, such as hurricanes, may cause a reduction in revenue and could have an adverse effect on the Jamaican economy. In addition, a significant decline in the economic growth of any of Jamaica’s major trading partners, especially the United States, could have an adverse effect on Jamaica’s balance of trade and adversely affect Jamaica’s economic growth. The United States is Jamaica’s largest export market. Jamaica’s economy also benefits substantially from remittances, which tend to decline during global and U.S. economic downturns. A significant decrease in remittances from Jamaicans living abroad may lead to depreciation of the JA dollar and negatively affect the ability of Jamaica to meet its external debt obligations. Jamaica cannot assure you that events affecting other markets will not have a material adverse effect on Jamaica’s growth and its ability to service its public debt, including the notes.

Jamaica may be unable to obtain financing on satisfactory terms in the future and its ability to service its public debt may be adversely affected.

Jamaica’s future fiscal results may be insufficient to meet its debt service obligations and it may have to rely in part on additional financing from the domestic and international capital markets on satisfactory terms in order to meet its future debt service obligations. In the future, Jamaica may not be able or willing to so access the international capital markets, and this may have a material adverse effect on Jamaica’s ability to service its public debt, including the notes.

Jamaica relies heavily on foreign oil supplies, which may be disrupted or increase in cost in the future.

Jamaica is dependent on imported fossil fuels to satisfy domestic energy consumption. Jamaica receives approximately 68% of its energy requirements from imported oil and approximately 20% of its energy requirements from imported natural gas. In August 2005, Jamaica entered into the PetroCaribe Agreement (the “PetroCaribe Agreement”) with the government of Venezuela (“Venezuela”) under which Venezuela has agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility, the terms of which are determined by the prevailing price per barrel of oil internationally. In light of current sanctions against Venezuela, Jamaica is not currently receiving any crude oil imports under the PetroCaribe Agreement, nor has it received such imports in the past three years nor does it expect to receive any oil from Venezuela under the PetroCaribe Agreement. Following the imposition of U.S. sanctions against Venezuela, and until July 2021, any amounts due from Jamaica under the PetroCaribe Agreement were placed in a segregated account with the Bank of Jamaica, which at September 2023 totaled approximately US$2.7 million. Since July 2021, following an arbitration award to third-party claimants against certain Venezuelan state-owned companies and as ordered by the Supreme Court of Judicature of Jamaica, Jamaica has made payments owed under the PetroCaribe Agreement totaling approximately U.S.$25.2 million from the segregated account into a receivership benefitting such claimants. Any disruption of oil supplies or a significant increase in international oil prices may have a material adverse effect on the Jamaican economy and Jamaica’s ability to service its debts, including the notes.

There can be no assurances that Jamaica’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Jamaica’s long-term foreign-currency debt is currently rated sub-investment grade by the three leading rating agencies. As of March 7, 2023, Fitch Ratings affirmed Jamaica’s credit rating at “B+” and revised Jamaica’s outlook from “stable” to “positive.” As of September 13, 2023, S&P Global upgraded the “B+” credit rating of Jamaica to “BB-” and affirmed Jamaica’s outlook as “stable.” As of October 19, 2023, Moody’s upgraded the “B2” credit rating of Jamaica to “B1” and revised Jamaica’s outlook from “stable” to “positive.”

Ratings address the creditworthiness of Jamaica and the likelihood of timely payment of Jamaica’s long-term bonds. Jamaica’s credit ratings may not improve and they may adversely affect the trading price of Jamaica’s debt securities (including the notes), which could potentially affect Jamaica’s cost of funds in the international capital markets and the liquidity of and demand for Jamaica’s debt securities.

No assurances can be made that PDV Caribe S.A.’s request for arbitration will be denied, or, if their claim is successful, that the award will not be material.

PDV Caribe S. A. has filed a claim for approximately US$84.7 million in relation to Jamaica’s compulsory acquisition of shares in Petrojam Limited pursuant to the Compulsory Acquisition (Shares in Petrojam Limited) Act, 2019 (the “Compulsory Acquisition Act”), which shares had been formerly held by PDV Caribe S.A. pursuant to a joint venture agreement (the “JVA”). The JVA was entered into between the Petroleum Corporation of Jamaica (the “PCJ”), Petrojam Limited and PDV Caribe S.A. for the operation of Petrojam Limited. The Compulsory Acquisition Act was enacted on February 22, 2019 and immediately vested shares in Petrojam Limited not already held by the PCJ in the Accountant General of Jamaica, to be held in trust for Jamaica. The Compulsory Acquisition Act requires all claims for compensation thereunder to be submitted to the Minister of Science, Energy and Technology for consideration and final determination by Petrojam Limited. PDV Caribe S. A. has also submitted a request for arbitration to the International Chamber of Commerce (the “ICC”). The respondents named to the request for arbitration are the PCJ, Petrojam Limited and Jamaica.

The provisional view of the arbitral tribunal is that it would not be appropriate to proceed with the case unless and until a solution is found so that the advance cost can be paid to the ICC by the Claimant. The arbitral tribunal has extended the stay of proceeding of this case until October 31, 2023. The ICC is in the process of seeking to obtain a license / exemption which would allow it to accept the necessary advance cost payment from Venezuela. The ICC is not in a position to determine when this process will be completed. The matter is at a preliminary stage, as such, no assurance can be made at this time that if PDV Caribe S.A. is successful, that the award will not be material.

Developments relating to a resurgence of the global outbreak of COVID-19 could have a material adverse impact on Jamaica’s economy.

The COVID-19 pandemic severely affected economies worldwide. The outbreak of the virus posed numerous constraints on the Jamaica’s economy. Measures implemented by the Government of Jamaica, such as the closure of the borders to incoming passenger traffic, implementation of curfew hours and physical distancing protocols severely impacted critical economic activities such as hotels and restaurants, manufacturing, transportation, entertainment and construction services. Additionally, the impact of the virus on Jamaica’s main trading partners significantly affected external demand for the country’s goods and services. For a description of the steps taken to mitigate the spread of disease and its impact on public health, as well as the effects on the Jamaican economy, see Jamaica’s annual report for the year ended March 31, 2023 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2023 (the “2023 Form 18-K”).

In the medium to long term, the spread of COVID-19, if prolonged, could have further adverse effects on Jamaica’s economy.

The ongoing conflict between Russia and Ukraine could have a material adverse effect on Jamaica’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict contributed to the upward pressure to global prices for certain commodities and affected conditions in the international capital markets. The effects of the conflict could materially affect the performance of the Jamaican economy, and, as a result, negatively affect Jamaica’s ability to raise funding in the external debt markets in the future.